UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

MISONIX, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

604871103

(CUSIP Number)

Mr. Stavros G. Vizirgianakis

No. 16 Idle Wild, 33 Outspan Road

Riverclub

Gauteng

2191

South Africa

Telephone: 0027823791881

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 604871103

1	NAMES OF REPORTING PERSONS Stavros G. Vizirgianakis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece and South Africa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 449,609 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 449,609 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,609 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (see Instructions) IN

Introduction

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D filed on October 12, 2012 (the “Schedule 13D”), as amended and supplemented by Amendment No. 1 filed on May 10, 2013, with respect to the shares of common stock, par value $0.01 per share (the “Shares”), of MISONIX, INC., a New York corporation (the “Company”). This Amendment No. 2 is being filed to report the effectiveness of a Stock Purchase Agreement for a private purchase of 69,509 shares of the Company’s Common Stock on June 16, 2014, between Stavros G. Vizirgianakis and Mark N. Lawrence. This Amendment No. 2 amends and supplements Items 2, 3, 5, 6 and 7 of the Schedule 13D. Except as herein amended or supplemented all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

The person filing this Schedule 13D is Stavros G. Vizirgianakis. Mr. Vizirgianakis is the Chief Executive Officer of Surgical Innovations, a medical device distribution company that is a fully owned subsidiary of Ascendis Health. Mr. Vizirgianakis is also a member of the board of directors of the Company. Mr. Vizirgianakis’ principal address is No. 16 Idle Wild, 33 Outspan Road, Riverclub, Gauteng, 2191, South Africa. Mr. Vizirgianakis is a citizen of Greece and South Africa.

During the last five years, Mr. Vizirgianakis has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 69,509 shares of Common Stock acquired by Mr. Vizirgianakis on June 16, 2014 is approximately $396,201. The shares of Common Stock owned by Mr. Vizirgianakis were acquired with personal funds.

Item 5. Interest in Securities of the Issuer

Mr. Vizirgianakis owns 449,609 shares of Common Stock of the Company, constituting 6.2% of the outstanding shares thereof.

Mr. Vizirgianakis has sole voting and dispositive power with respect to the shares of Common Stock that he owns.

The table below lists all transactions in securities of the Company during the past sixty days by Mr. Vizirgianakis. The transaction on June 16, 2014 was a private purchase for cash.

No person other than Mr. Vizirgianakis is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

Purchaser	Shares of Common Stock Purchased	Price Per Share ($)	Date of Purchase
Stavros G. Vizirgianakis	69,509	$5.70	June 16, 2014

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Under the terms of a Letter Agreement, dated May 7, 2013, between Mr. Vizirgianakis and the Company (the “Letter Agreement”), the Company agreed to have its board of directors (the “Board”) vote to expand the Board by one position and nominate Mr. Vizirgianakis for the newly-created position on the Board. Subject to applicable rules regarding independence, Mr. Vizirgianakis serves on each committee of the Board.

The Letter Agreement also contains a standstill provision whereby, unless the Company consents, for a period of 18 months after the date of the Letter Agreement, Mr. Vizirgianakis will not directly or indirectly (a) acquire, offer or propose to acquire, solicit an offer to sell or agree to acquire, any beneficial ownership or record ownership of any shares of the Company’s Common Stock in excess of 19.99% of the number of shares of Common Stock then issued and outstanding (the “Standstill Limit”); (b) participate in the formation of any person or group for the purpose of acquiring Common Stock in excess of the Standstill Limit; (c) solicit, or participate in any solicitation of proxies or become a participant in any election contest with respect to the Company (other than in Mr. Vizirgianakis’ capacity as a member of the Board); or (d) instigate, encourage or knowingly assist any other person to take any action that would violate the foregoing (a) through (c) (the foregoing (a) through (d) collectively, the “Standstill Provision”).

However, the Standstill Provision shall not be in effect (x) after the Company publicly announces that it is seeking purchasers for the Company or that the Company is otherwise exploring strategic options that, if effected or concluded, are reasonably likely to result in the events described in (y); (y) after the Company publicly announces a transaction, or an intention to effect a transaction, which would result in either (1) the sale, transfer, disposition or exclusive license by the Company to a third party of assets representing more than 40% of the consolidated earning power or assets (whether by book value or fair market value) of the Company, or (2) the persons who, immediately prior to such transaction, had beneficial ownership of 50% or more of the total voting power of the Company do not continue to beneficially own at least 50% of the total voting power of the acquiring entity, or in the case of a merger transaction, the surviving corporation; or (z) after any third party commences a tender or exchange offer, which, if successful, would result in such third party beneficially owning not less than 50% of the then outstanding Common Stock.

Additionally, the Standstill Provision does not prohibit (i) Mr. Vizirgianakis or his affiliates from acquiring the securities of another company that beneficially owns less than 5% of any securities of the Company; (ii) employees of Mr. Vizirgianakis or his affiliates from purchasing the Company’s securities for their own account; (iii) Mr. Vizirgianakis from initiating discussions with or submitting proposals to the Company (including proposing waivers of the Standstill Provision), or otherwise from taking any actions, solely related to licensing, collaboration, research, development, marketing or comparable agreements, or the parties from entering into any relationship or transaction in the ordinary course of business; (iv) Mr. Vizirgianakis from taking any action that is approved in advance by the Board; or (v) Mr. Vizirgianakis from initiating discussion or making proposals to the Company, in a confidential manner, regarding any transaction, including a reorganization, business combination, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company, that would not be reasonably expected to require the Company to make a public announcement regarding any of the types of matters set forth in the Standstill Provision.

A copy of the Letter Agreement is attached as Exhibit 1 and is incorporated by reference herein.

On June 16, 2014, in a private purchase, Mr. Vizirgianakis purchased 69,509 shares of Common Stock from Mark N. Lawrence, acting as trustee for the Mark N. Lawrence Family Trust, for the aggregate price of $396,201.30 pursuant to a Stock Purchase Agreement dated June 16, 2014.

A copy of the Stock Purchase Agreement is attached as Exhibit 2 and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

1.	Letter Agreement, dated May 7, 2013, between Mr. Vizirgianakis and the Company.*

2.	Stock Purchase Agreement, dated June 16, 2014, between Mr. Vizirgianakis and Mark N. Lawrence.

*	previously filed with the Commission as Exhibit 1 to Amendment No. 1 to this Schedule 13D on May 10, 2013.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STAVROS G. VIZIRGIANAKIS

By:	/s/ Stavros G. Vizirgianakis
Name:	Stavros G. Vizirgianakis

Dated: June 18, 2014

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